Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

JURISDICTION OF
NAME	ORGANIZATION	PARENT	LINE OF BUSINESS

America West Airlines, Inc.	Delaware	America West Holdings Corporation	Airline

AWHQ LLC	Arizona	America West Holdings Corporation	Real estate holding company

FTCHP LLC	Delaware	America West Airlines, Inc.	Real estate holding company